SHARE TRANSFER AGREEMENT

concluded between

Mr. Dušan Šenkypl

and

Pale Fire Capital SICAV a.s.

on Dec 8th 2022

GLATZOVA & Co.
Advokátní kancelář - Law firm

CONTENTS

THIS SHARE TRANSFER AGREEMENT (HEREINAFTER REFERRED TO AS THE "AGREEMENT") IS ENTERED INTO ON [●] BETWEEN:

(1)   **Mr. Dušan Šenkypl,** born on September 13, 1975, a citizen of the Czech Republic, residing at Jestřábí 493, Osnice, 252 42 Jesenice, the Czech Republic (**"Seller"**);

and

(2)   **Pale Fire Capital SICAV a.s.,** a company incorporated under the laws of the Czech Republic, Czech company ID no.: 176 04 125, with registered seat at Žatecká 55/14, Josefov, 110 00 Praha 1, the Czech Republic, registered by the Municipal Court in Prague under file no. B 27645, acting for and on behalf of its sub-fund Pale Fire Growth podfond (**"Purchaser"**);

(the Seller and the Purchaser hereinafter jointly referred to as the **"Parties"** and each of them individually as the **"Party"**);

RECITALS:

(A)   The Seller owns 2,271,846 common shares of the company Groupon, Inc., publicly tradable on NYSE (GRPN), held in the asset account No. U10970651 administered by IB CE (as defined below) (**"Shares"**), and wishes to sell the Shares to the Purchaser under the terms and subject to the conditions set out in this Agreement;

(B)   The Purchaser wishes to purchase Shares from the Seller under the terms and subject to the conditions set out in this Agreement (**"Transfer"**);

(C)   The Shares are freely transferable.

NOW, THEREFORE, in consideration of the above premises, the Parties hereby agree as follows:

I.
DEFINITIONS AND INTERPRETATIONS

I.1   In this Agreement, except where the context requires otherwise, the following terms and expressions shall have the following meanings:

Affiliate	in relation to any person shall mean (i) any person Controlling that person, (ii) any person Controlled by such person, or (iii) any person under common Control with that person;
Agreement	shall mean this agreement, including Recitals;
Business Day	shall mean any day on which banks in the Czech Republic are open to the public;
Civil Code	shall mean Czech Act No. 89/2012 Coll., the Civil Code, as amended;
Closing	shall mean completion of the sale and purchase of the Shares in accordance with this Agreement;
Closing Date	shall mean the date on which Closing occurs;
Confidential Information	shall mean (i) the subject matter and terms and conditions of this Agreement and the negotiations relating to and concerning this Agreement, (ii) confidential information about the other Party (and its Affiliates). Confidential information does not include information that (i) is in or comes into the public domain (other than through unapproved public disclosure or usage), or (ii) is provided to the Parties by a third party with rights related to this information, including the right

	to dispense with such or make it publicly available;
Control	shall mean the ability of one person to determine that the affairs of another person are conducted in accordance with the wishes of the first by way of (i) the holding of shares; and/or (ii) the possession of voting rights (in each case whether directly or indirectly), and "**Controlled**" and "**Controlling**" shall be construed accordingly;
Encumbrance	shall mean any pledge, attachment, option, restriction, retention of title, title transfer (whether or not by way of security), right of first refusal, right of pre-emption, or any other third party right or interest and any other encumbrance or security right or interest of any kind or other type of preferential arrangement with a similar effect, or an agreement or arrangement purporting to create any of the foregoing. The verb "to encumber" shall be interpreted in the same manner;
IB CE	shall mean Interactive Brokers Central Europe Zrt., a company incorporated under the laws of Hungary having its registered office at Madách Imre út 13-14, 1075 Budapest, Hungary;
IB IE	shall mean Interactive Brokers Ireland Limited, a company incorporated under the laws of Ireland having its registered office at 10 Earlsfort Terrace, Dublin 2 D02 T380, Ireland;
NYSE	shall mean New York Stock Exchange;
Purchase Price	shall have the meaning ascribed to it in Clause 3.1;
Purchaser's Asset Account	shall mean asset account No. U9884507 administered by IB IE, held by the Purchaser;
Purchaser's Warranty(ies)	shall mean the representations and warranties listed in Clause 6.1;
Seller's Bank Account	shall mean bank account of the Seller No. 1958593283, maintained by Česká spořitelna a.s. or any other account communicated by the Seller to the Purchaser;
Seller's Knowledge	shall mean the actual knowledge of the Seller as of the Closing Date;
Seller's Warranty(ies)	shall mean the representations and warranties listed in Clause 6.1;
Shares	shall mean shares that are the subject of the sale according to this Agreement, specified in Recitals (A);
Signing Date	shall mean the date of this Agreement;
Transfer	shall have the meaning ascribed to it in Recitals (B).

I.2 Unless otherwise follows from the context, a reference to an Article, Clause or Sub-clause is a reference to article, clause or sub-clause of this Agreement.

I.3 The headings in this Agreement are for convenience only and do not affect its interpretation.

I.4 Except where the context requires otherwise:

I.4.1 words denoting the singular include the plural and vice versa;

I.4.2 any reference to "person" (which for the purposes of this Agreement shall include individuals, bodies corporate, unincorporated associations, partnerships, governments) includes individuals and legal entities;

I.4.3 the words "include", "including" and "in particular" do not connote limitation in any way;

I.4.4 references to times of the day are (unless otherwise expressly provided) to time in Prague, Czech Republic.

I.5 Where reference is made that a Party hereunder is obliged to "cause" a third party to provide performance to a Party (or is similarly obliged to "procure" or "ensure" that a third party shall perform or shall refrain from any action), such arrangement shall be interpreted to mean that based on the same, the respective Party undertakes that the third party shall fulfil whatever was agreed within the meaning of the Civil Code, and the obliging Party shall compensate the other Party for any damage incurred by them in the absence of fulfilment..

I.6 Provided that any Party has a right or an obligation to make an offer, call, notification or any similar written act, it shall be deemed that its content shall be irrevocable and irreversible without the consent of its addressee after its delivery.

II.
SALE AND PURCHASE OF SHARES

II.1 Subject to the terms and conditions of this Agreement, at Closing, the Seller shall hereby sell the Shares, free from all Encumbrances, and transfer full and unlimited legal title to the Shares to the Purchaser together with all associated rights and benefits attaching or accruing to them on or after the Closing Date.

II.2 The Purchaser hereby purchases the Shares and acquires full and unlimited legal title to the Shares from the Seller and undertakes to pay to the Seller the Purchase Price specified in Clause III.

III.
PURCHASE PRICE

III.1 The total aggregate purchase price to be paid by the Purchaser to the Seller in consideration for the Shares shall be determined as the closing price of all Shares achieved at the NYSE on the last Business Day preceding the Closing Date, denominated in USD (United States Dollars) (**"Purchase Price"**).

III.2 The Purchase Price shall be paid to the Seller by the Purchaser within [10 (ten) Business Days] from the Closing Date by wire transfer free of any costs and charges.

III.3 The Purchase Price shall be deemed to have been paid on the date on which it is credited to the Seller's Bank Account or, in case of any set-off, when any such set-off becomes effective.

IV.
CLOSING

IV.1 Closing shall take place at the offices of Pale Fire SICAV at 11.00 am on 8th December 2022 unless the Parties agree in writing on any other place or time.

IV.2 At the Closing Date, the following actions shall be taken by the Parties and [IBIL] in the order outlined below, whereby completion of each of these actions shall constitute a condition precedent in relation to the following action:

IV.2.1 execution of (i) the Seller' instruction to IB CE to transfer the Shares from the Seller's Assets Account to the Purchaser's Assets Account and (ii) the Purchaser's instruction to IB IE to credit them to the Purchaser's Assets Account in accordance with this Agreement;

IV.2.2 IB CE and IB IE to confirm acceptance of instructions under Clause 4.2.1, including one counterpart of this Agreement.

IV.3 The Seller is obliged to provide the Purchaser with any necessary cooperation required to transfer the Shares to the Purchaser's Asset Account, and the Purchaser is obliged to provide the Seller with any necessary cooperation required to credit the Shares to the Purchaser's Asset Account.

IV.4 If any of the provisions of Clause 4.2 above is not complied with in all material respects by a Party, then without prejudice to any other remedies available, the other Party shall be entitled, in its discretion, to:

IV.4.1 specify a new date for Closing (being a Business Day not more than 5 (five) Business Days after the date of Closing, in which event the provisions of this Clause IV. (except for this Clause 4.4.1) shall apply to Closing so deferred; or

IV.4.2 terminate this Agreement, provided that such Party has previously invoked Clause 4.4.1 and the Closing has not occurred, in which case none of the Parties shall have any claim of any nature whatsoever against any of the other Parties under this Agreement (save in respect of any rights and liabilities of the Parties which have accrued prior to termination).

V.
SELLER'S WARRANTIES

V.1 The Seller hereby represents and warrants to the Purchaser that each of the below representations and warranties (the **"Seller's Warranties"**) are true as of the Signing Date and as of the Closing Date:

V.1.1 Legal Capacity and Authority: The Seller has full legal capacity to enter into this Agreement and perform his obligations thereunder. This Agreement has been duly authorized and executed by the Seller and constitutes valid, binding and enforceable obligations of the Seller;

V.1.2 Compliance with Laws: The entrance of the Seller into the Agreement and the performance of his obligations hereunder does not contravene or breach any law, legal regulation, order, judgment or decision made by any court, governmental or arbitration body binding on the Seller;

V.1.3 Bankruptcy: The Seller is not subject to (i) any insolvency, bankruptcy or other similar proceedings; or (ii) proceedings on enforcement of court or administrative decisions; nor (iii) to the Seller's Knowledge, do any circumstances exist that might give legal grounds for any person to take any action in respect of any of the above proceedings;

V.1.4 Free Transfer and Contractual Status: The Seller does not need any consent and/or permit to enter into this Agreement and/or to perform any and all acts contemplated herein, or such consent and/or permits, including the consent of the Seller's spouse, have been obtained. The Seller is not a party to any agreement or any other instrument under the terms and conditions of which the performance of the Agreement constitutes a default or termination event or precludes the Seller from due and timely performance of his obligations under the Agreement or any judgment outstanding against him;

V.1.5 Seller's Title to Shares: The Seller is the exclusive owner of the Shares and holds any and all rights attached thereto and arising out of the applicable laws. No separately transferable right has been separated from the Shares nor is any such right subject to any agreement (e.g. agreement on assignment of receivable(s)). The Shares are free and clear of any Encumbrances.

V.2 The Purchaser agrees to accept the Shares in the condition they are in on the

Closing Date, based on its own inspection, examination and determination with respect thereto, without reliance upon any express or implied representations, warranties or information of any nature made or provided by the Seller or any employee, adviser, agent or other representative of the Seller, other than the Seller's Warranties. The Purchaser acknowledges that the Seller does not assume any disclosure or similar obligations in connection with the transactions contemplated hereby beyond the Seller's Warranties expressly contained in this Agreement.

V.3 Between the Signing Date and the Closing Date, the Seller shall disclose to the Purchaser any matter, fact or circumstance which arises and becomes known to the Seller during this period which constitutes, or which would constitute a breach of any of the Seller's Warranties or which would cause any of the Seller's Warranties to be untrue when repeated at the Closing Date.

VI.
PURCHASER'S WARRANTIES

VI.1 The Purchaser hereby represents and warrants to the Seller that each of the below representations and warranties (the "**Purchaser's Warranties**") are true as of the Signing Date and as of the Closing Date:

VI.1.1 Legal Capacity and Authority: The Purchaser is a company duly incorporated under laws of the Czech Republic and has full legal capacity to enter into this Agreement and perform its obligations thereunder. This Agreement has been duly authorized and executed by the Purchaser pursuant to its corporate documents and constitutes valid, binding and enforceable obligations of the Purchaser;

VI.1.2 Compliance with Laws: The entrance of the Purchaser into the Agreement and the performance of its obligations hereunder does not contravene or breach any law, legal regulation, order, judgment or decision made by any court, governmental or arbitration body binding on the Purchaser;

VI.1.3 Bankruptcy: The Purchaser is not subject to (i) any insolvency, bankruptcy or other similar proceedings or (ii) proceedings on enforcement of court or administrative decision; nor (iii) to the best of the Purchaser's knowledge, do any circumstances exist that might give any legal grounds for any person to take any action in respect of any above proceedings;

VI.1.4 Free Transfer and Contractual Status: The Purchaser does not need any consent and/or permit to enter into this Agreement and/or to perform any and all acts contemplated herein, or such consent and/or permits, have been obtained. The Purchaser is not a party to any agreement or any other instrument under the terms and conditions of which the performance of the Agreement constitutes a default or termination event or precludes the Purchaser from due and timely performance of its obligations under the Agreement or any judgment outstanding against it.

VI.2 Between the Signing Date and the Closing Date, the Purchaser shall disclose to the Seller any matter, fact or circumstance which arises and becomes known to the Purchaser during this period which constitutes, or which would constitute a breach of any of the Purchaser's Warranties or which would cause any of the Purchaser's Warranties to be untrue when repeated at the Closing Date.

VII.
BREACH OF WARRANTIES

VII.1 If any of the Seller's Warranties is or proves to be untrue or incorrect as of the time when given, the Seller undertakes, upon the Purchaser's written request, to remedy in full the defective state within a reasonable period granted by the Purchaser, which may not be less than twenty (20) Business Days, provided that the defective is remediable.

VII.2 If the breach of the Seller's Warranties is not remediable or is not fully remedied by the Seller in accordance with Clause 7.1 within twenty (20) Business Days following the receipt of the written request by the Purchaser, the Purchaser is entitled to compensation from the Seller equal to the amount of any loss incurred by the Purchaser as a result of any Seller's Warranty being untrue, inaccurate or misleading.

VII.3 Clauses 7.1 and 7.2 shall apply to any breach of the Purchaser's Warranties, *mutatis mutandis*.

VIII.
TERMINATION

VIII.1 Except for the express right of termination contained in Clause 4.4.2, it is agreed that neither Party shall be entitled to withdraw from this Agreement or otherwise terminate this Agreement, other than by a mutual agreement of the Parties, and the Parties exclude, to the maximum extent possible, the right of any Party to withdraw or otherwise terminate this Agreement.

IX.
CONFIDENTIALITY

IX.1 Subject to Clause 9.3, each Party shall keep confidential all Confidential Information and shall not disclose it to any third party or use it for other purposes than for the purposes of this Agreement.

IX.2 No Party will make a press release or another public announcement related to this Agreement or the transactions contemplated herein except:

IX.2.1 with the written approval of the other Party, except as otherwise required by applicable law; or

IX.2.2 any announcement required by any applicable laws (provided that, unless such consultation is prohibited by applicable laws, it is made only after consultation with the Purchaser or the Seller, as the case may be).

IX.3 A Party may disclose any Confidential Information:

IX.3.1 to such employees, professional advisers, consultants, or officers of itself and its shareholders and any Affiliate of such Party as is reasonably necessary to advise on this Agreement, or to facilitate the transactions provided for in this Agreement, provided the disclosing Party procures that any person to whom the information is disclosed keeps it confidential and adheres to the provisions of this Clause IX. as if it were that Party; or

IX.3.2 with the other Party's written consent; or

IX.3.3 to the extent that the disclosure is required:

(a) by applicable law;

(b) to or by any recognised stock exchange; or

(c) to protect the disclosing Party's interest in any legal proceedings;

but will use reasonable endeavours to consult the other Party and to take into account any reasonable requests it may have received in relation to the disclosure before making it.

IX.4 The provisions of this Clause IX. will continue to have effect for the period of 2 (two) years from the Closing Date.

X.
NOTICES AND COMMUNICATION

X.1 Any notice or other document to be served under this Agreement may be delivered by hand, by reputable international or local courier or sent by recorded delivery post or via databox to, in respect of each of the Purchaser and the Seller, its respective address set forth below and shall be sent also by e-mail for informative purposes:

(a) if addressed to the **Seller**:

Attention to: Dušan Šenkypl

Address: Jestřábí 493, Osnice, 252 42 Jesenice, Czech Republic

Databox: uy89y5z

Email: dusan@palefire.com

(b) if addressed to the **Purchaser**:

Attention to: Mr. Martin Trpak

Address: Ruzova 948/14, 11000 Praha 1, Czech Republic

Databox: emt8ujw

Email: pale@winstor.cz

or at such other post, databox or email address as a Party may have notified to the other Party in writing in accordance with this Clause.

X.2 Any notice or document shall be deemed to have been served at the time of delivery

X.3 This Agreement and all notices or formal communications under or in connection with this Agreement shall be in English.

XI.
FINAL PROVISIONS

XI.1 This Agreement is valid and effective upon its signing by the Parties.

XI.2 Each Party shall co-operate, at its own cost and expense, with the other on the request of the other to give full effect to this Agreement. In addition, each Party shall execute such documents and take such further actions as may be reasonably requested by the other Party to carry out the provisions of this Agreement and the transactions contemplated in this Agreement, and to obtain in a timely manner all necessary waivers, consents and approvals to effect all necessary registrations and filings.

XI.3 Each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and performance of this Agreement.

XI.4 This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and, unless stated otherwise, replaces all previous agreements and arrangements between the Parties with respect to the subject matter hereof.

XI.5 This Agreement may be only amended by written amendments executed by Parties. This shall equally apply to any amendment or variation of the terms set out in the preceding sentence.

XI.6 No Party shall be entitled to assign this Agreement or any rights, interests or obligations arising hereunder without the prior written consent of the other Party.

XI.7 This Agreement, including related non-contractual obligations, shall be governed by and shall be construed in accordance with the laws of the Czech Republic.

XI.8 In the event of any dispute, controversy or claim between the Parties arising out of or in connection with this Agreement, including, without limitation, the breach, termination or invalidity thereof (a "**Dispute**"), the Parties shall use all reasonable endeavours to negotiate with a view to resolving the Dispute on an amicable basis. If one Party serves a formal written notice on the other Party that a Dispute has arisen (a Dispute Notice) and the Parties are unable to resolve the Dispute amicably within a period of thirty (30) days from the service of the Dispute Notice (or such longer period as the parties may mutually agree), then the Dispute may be referred to relevant court in accordance with Clause 11.9 below.

XI.9 All disputes arising out of this Agreement or related to its violation, termination or nullity shall be finally settled by relevant court of the Czech Republic.

XI.10 This Agreement has been executed in 4 (four) counterparts in English language. Each Party shall receive 1 (one) counterpart and each of IB CE and IB IE shall receive 1 (one) counterpart.

IN WITNESS WHEREOF, the Parties have duly attached their signatures on the day, month and year set forth below.

In Prague, on Dec 8ᵗʰ 2022

The Seller

The Purchaser

Mr. Dušan Šenkypl

Pale Fire Capital SICAV a.s.





Martin Trpak
Authorised representative
Winstor investicni spolecnost a.s.
Member of the Board of Directors

SHARE TRANSFER AGREEMENT

concluded between

Mr. Jan Barta

and

Pale Fire Capital SICAV a.s.

on Dec 8th 2022

GLATZOVA & Co.
Advokátní kancelář - Law firm

CONTENTS

THIS SHARE TRANSFER AGREEMENT (HEREINAFTER REFERRED TO AS THE "AGREEMENT") IS ENTERED INTO ON [●] BETWEEN:

(1) **Mr. Jan Barta,** born on April 18, 1985, a citizen of the Czech Republic, residing at Na bateriích 104/35, Břevnov, 162 00 Praha 6, the Czech Republic (**"Seller"**);

and

(2) **Pale Fire Capital SICAV a.s.**, a company incorporated under the laws of the Czech Republic, Czech company ID no.: 176 04 125, with registered seat at Žatecká 55/14, Josefov, 110 00 Praha 1, the Czech Republic, registered by the Municipal Court in Prague under file no. B 27645, acting for and on behalf of its sub-fund Pale Fire Growth podfond (**"Purchaser"**);

(the Seller and the Purchaser hereinafter jointly referred to as the **"Parties"** and each of them individually as the **"Party"**);

RECITALS:

(A) The Seller owns 2,838,712 common shares of the company Groupon, Inc., publicly tradable on NYSE (GRPN), held in the asset account No. U10423914 administered by IB CE (as defined below) (**"Shares"**), and wishes to sell the Shares to the Purchaser under the terms and subject to the conditions set out in this Agreement;

(B) The Purchaser wishes to purchase Shares from the Seller under the terms and subject to the conditions set out in this Agreement (**"Transfer"**);

(C) The Shares are freely transferable.

NOW, THEREFORE, in consideration of the above premises, the Parties hereby agree as follows:

I.
DEFINITIONS AND INTERPRETATIONS

I.1 In this Agreement, except where the context requires otherwise, the following terms and expressions shall have the following meanings:

Affiliate	in relation to any person shall mean (i) any person Controlling that person, (ii) any person Controlled by such person, or (iii) any person under common Control with that person;
Agreement	shall mean this agreement, including Recitals;
Business Day	shall mean any day on which banks in the Czech Republic are open to the public;
Civil Code	shall mean Czech Act No. 89/2012 Coll., the Civil Code, as amended;
Closing	shall mean completion of the sale and purchase of the Shares in accordance with this Agreement;
Closing Date	shall mean the date on which Closing occurs;
Confidential Information	shall mean (i) the subject matter and terms and conditions of this Agreement and the negotiations relating to and concerning this Agreement, (ii) confidential information about the other Party (and its Affiliates). Confidential information does not include information that (i) is in or comes into the public domain (other than through unapproved public disclosure or usage), or (ii) is provided to the Parties by a third party with rights related to this information, including the right

Control	to dispense with such or make it publicly available; shall mean the ability of one person to determine that the affairs of another person are conducted in accordance with the wishes of the first by way of (i) the holding of shares; and/or (ii) the possession of voting rights (in each case whether directly or indirectly), and "**Controlled**" and "**Controlling**" shall be construed accordingly;
Encumbrance	shall mean any pledge, attachment, option, restriction, retention of title, title transfer (whether or not by way of security), right of first refusal, right of pre-emption, or any other third party right or interest and any other encumbrance or security right or interest of any kind or other type of preferential arrangement with a similar effect, or an agreement or arrangement purporting to create any of the foregoing. The verb "to encumber" shall be interpreted in the same manner;
IB CE	shall mean Interactive Brokers Central Europe Zrt., a company incorporated under the laws of Hungary having its registered office at Madách Imre út 13-14, 1075 Budapest, Hungary;
IB IE	shall mean Interactive Brokers Ireland Limited, a company incorporated under the laws of Ireland having its registered office at 10 Earlsfort Terrace, Dublin 2 D02 T380, Ireland;
NYSE	shall mean New York Stock Exchange;
Purchase Price	shall have the meaning ascribed to it in Clause 3.1;
Purchaser's Asset Account	shall mean asset account No. U9884507 administered by IB IE, held by the Purchaser;
Purchaser's Warranty(ies)	shall mean the representations and warranties listed in Clause 6.1;
Seller's Bank Account	shall mean bank account of the Seller No. 1963701293, maintained by Česká spořitelna a.s. or any other account communicated by the Seller to the Purchaser;
Seller's Knowledge	shall mean the actual knowledge of the Seller as of the Closing Date;
Seller's Warranty(ies)	shall mean the representations and warranties listed in Clause 6.1;
Shares	shall mean shares that are the subject of the sale according to this Agreement, specified in Recitals (A);
Signing Date	shall mean the date of this Agreement;
Transfer	shall have the meaning ascribed to it in Recitals (B).

I.2 Unless otherwise follows from the context, a reference to an Article, Clause or Sub-clause is a reference to article, clause or sub-clause of this Agreement.

I.3 The headings in this Agreement are for convenience only and do not affect its interpretation.

I.4 Except where the context requires otherwise:

I.4.1 words denoting the singular include the plural and vice versa;

I.4.2 any reference to "person" (which for the purposes of this Agreement shall include individuals, bodies corporate, unincorporated associations, partnerships, governments) includes individuals and legal entities;

I.4.3 the words "include", "including" and "in particular" do not connote limitation in any way;

I.4.4 references to times of the day are (unless otherwise expressly provided) to time in Prague, Czech Republic.

I.5 Where reference is made that a Party hereunder is obliged to "cause" a third party to provide performance to a Party (or is similarly obliged to "procure" or "ensure" that a third party shall perform or shall refrain from any action), such arrangement shall be interpreted to mean that based on the same, the respective Party undertakes that the third party shall fulfil whatever was agreed within the meaning of the Civil Code, and the obliging Party shall compensate the other Party for any damage incurred by them in the absence of fulfilment..

I.6 Provided that any Party has a right or an obligation to make an offer, call, notification or any similar written act, it shall be deemed that its content shall be irrevocable and irreversible without the consent of its addressee after its delivery.

II.
SALE AND PURCHASE OF SHARES

II.1 Subject to the terms and conditions of this Agreement, at Closing, the Seller shall hereby sell the Shares, free from all Encumbrances, and transfer full and unlimited legal title to the Shares to the Purchaser together with all associated rights and benefits attaching or accruing to them on or after the Closing Date.

II.2 The Purchaser hereby purchases the Shares and acquires full and unlimited legal title to the Shares from the Seller and undertakes to pay to the Seller the Purchase Price specified in Clause III.

III.
PURCHASE PRICE

III.1 The total aggregate purchase price to be paid by the Purchaser to the Seller in consideration for the Shares shall be determined as the closing price of all Shares achieved at the NYSE on the last Business Day preceding the Closing Date, denominated in USD (United States Dollars) (**"Purchase Price"**).

III.2 The Purchase Price shall be paid to the Seller by the Purchaser within [10 (ten) Business Days] from the Closing Date by wire transfer free of any costs and charges.

III.3 The Purchase Price shall be deemed to have been paid on the date on which it is credited to the Seller's Bank Account or, in case of any set-off, when any such set-off becomes effective.

IV.
CLOSING

IV.1 Closing shall take place at the offices of Pale Fire SICAV at 11.00 am on 8th December 2022 unless the Parties agree in writing on any other place or time.

IV.2 At the Closing Date, the following actions shall be taken by the Parties and [IBIL] in the order outlined below, whereby completion of each of these actions shall constitute a condition precedent in relation to the following action:

IV.2.1 execution of (i) the Seller' instruction to IB CE to transfer the Shares from the Seller's Assets Account to the Purchaser's Assets Account and (ii) the Purchaser's instruction to IB IE to credit them to the Purchaser's Assets Account in accordance with this Agreement;

IV.2.2 IB CE and IB IE to confirm acceptance of instructions under Clause 4.2.1, including one counterpart of this Agreement.

IV.3 The Seller is obliged to provide the Purchaser with any necessary cooperation required to transfer the Shares to the Purchaser's Asset Account, and the Purchaser is obliged to provide the Seller with any necessary cooperation required to credit the Shares to the Purchaser's Asset Account.

IV.4 If any of the provisions of Clause 4.2 above is not complied with in all material respects by a Party, then without prejudice to any other remedies available, the other Party shall be entitled, in its discretion, to:

IV.4.1 specify a new date for Closing (being a Business Day not more than 5 (five) Business Days after the date of Closing, in which event the provisions of this Clause IV. (except for this Clause 4.4.1) shall apply to Closing so deferred; or

IV.4.2 terminate this Agreement, provided that such Party has previously invoked Clause 4.4.1 and the Closing has not occurred, in which case none of the Parties shall have any claim of any nature whatsoever against any of the other Parties under this Agreement (save in respect of any rights and liabilities of the Parties which have accrued prior to termination).

V.
SELLER'S WARRANTIES

V.1 The Seller hereby represents and warrants to the Purchaser that each of the below representations and warranties (the **"Seller's Warranties"**) are true as of the Signing Date and as of the Closing Date:

V.1.1 Legal Capacity and Authority: The Seller has full legal capacity to enter into this Agreement and perform his obligations thereunder. This Agreement has been duly authorized and executed by the Seller and constitutes valid, binding and enforceable obligations of the Seller;

V.1.2 Compliance with Laws: The entrance of the Seller into the Agreement and the performance of his obligations hereunder does not contravene or breach any law, legal regulation, order, judgment or decision made by any court, governmental or arbitration body binding on the Seller;

V.1.3 Bankruptcy: The Seller is not subject to (i) any insolvency, bankruptcy or other similar proceedings; or (ii) proceedings on enforcement of court or administrative decisions; nor (iii) to the Seller's Knowledge, do any circumstances exist that might give legal grounds for any person to take any action in respect of any of the above proceedings;

V.1.4 Free Transfer and Contractual Status: The Seller does not need any consent and/or permit to enter into this Agreement and/or to perform any and all acts contemplated herein, or such consent and/or permits, including the consent of the Seller's spouse, have been obtained. The Seller is not a party to any agreement or any other instrument under the terms and conditions of which the performance of the Agreement constitutes a default or termination event or precludes the Seller from due and timely performance of his obligations under the Agreement or any judgment outstanding against him;

V.1.5 Seller's Title to Shares: The Seller is the exclusive owner of the Shares and holds any and all rights attached thereto and arising out of the applicable laws. No separately transferable right has been separated from the Shares nor is any such right subject to any agreement (e.g. agreement on assignment of receivable(s)). The Shares are free and clear of any Encumbrances.

V.2 The Purchaser agrees to accept the Shares in the condition they are in on the

Closing Date, based on its own inspection, examination and determination with respect thereto, without reliance upon any express or implied representations, warranties or information of any nature made or provided by the Seller or any employee, adviser, agent or other representative of the Seller, other than the Seller's Warranties. The Purchaser acknowledges that the Seller does not assume any disclosure or similar obligations in connection with the transactions contemplated hereby beyond the Seller's Warranties expressly contained in this Agreement.

V.3 Between the Signing Date and the Closing Date, the Seller shall disclose to the Purchaser any matter, fact or circumstance which arises and becomes known to the Seller during this period which constitutes, or which would constitute a breach of any of the Seller's Warranties or which would cause any of the Seller's Warranties to be untrue when repeated at the Closing Date.

VI.
PURCHASER'S WARRANTIES

VI.1 The Purchaser hereby represents and warrants to the Seller that each of the below representations and warranties (the "**Purchaser's Warranties**") are true as of the Signing Date and as of the Closing Date:

VI.1.1 Legal Capacity and Authority: The Purchaser is a company duly incorporated under laws of the Czech Republic and has full legal capacity to enter into this Agreement and perform its obligations thereunder. This Agreement has been duly authorized and executed by the Purchaser pursuant to its corporate documents and constitutes valid, binding and enforceable obligations of the Purchaser;

VI.1.2 Compliance with Laws: The entrance of the Purchaser into the Agreement and the performance of its obligations hereunder does not contravene or breach any law, legal regulation, order, judgment or decision made by any court, governmental or arbitration body binding on the Purchaser;

VI.1.3 Bankruptcy: The Purchaser is not subject to (i) any insolvency, bankruptcy or other similar proceedings or (ii) proceedings on enforcement of court or administrative decision; nor (iii) to the best of the Purchaser's knowledge, do any circumstances exist that might give any legal grounds for any person to take any action in respect of any above proceedings;_

VI.1.4 Free Transfer and Contractual Status: The Purchaser does not need any consent and/or permit to enter into this Agreement and/or to perform any and all acts contemplated herein, or such consent and/or permits, have been obtained. The Purchaser is not a party to any agreement or any other instrument under the terms and conditions of which the performance of the Agreement constitutes a default or termination event or precludes the Purchaser from due and timely performance of its obligations under the Agreement or any judgment outstanding against it.

VI.2 Between the Signing Date and the Closing Date, the Purchaser shall disclose to the Seller any matter, fact or circumstance which arises and becomes known to the Purchaser during this period which constitutes, or which would constitute a breach of any of the Purchaser's Warranties or which would cause any of the Purchaser's Warranties to be untrue when repeated at the Closing Date.

VII.
BREACH OF WARRANTIES

VII.1 If any of the Seller's Warranties is or proves to be untrue or incorrect as of the time when given, the Seller undertakes, upon the Purchaser's written request, to remedy in full the defective state within a reasonable period granted by the Purchaser, which may not be less than twenty (20) Business Days, provided that the defective is remediable.

VII.2 If the breach of the Seller's Warranties is not remediable or is not fully remedied by the Seller in accordance with Clause 7.1 within twenty (20) Business Days following the receipt of the written request by the Purchaser, the Purchaser is entitled to compensation from the Seller equal to the amount of any loss incurred by the Purchaser as a result of any Seller's Warranty being untrue, inaccurate or misleading.

VII.3 Clauses 7.1 and 7.2 shall apply to any breach of the Purchaser's Warranties, *mutatis mutandis*.

VIII.
TERMINATION

VIII.1 Except for the express right of termination contained in Clause 4.4.2, it is agreed that neither Party shall be entitled to withdraw from this Agreement or otherwise terminate this Agreement, other than by a mutual agreement of the Parties, and the Parties exclude, to the maximum extent possible, the right of any Party to withdraw or otherwise terminate this Agreement.

IX.
CONFIDENTIALITY

IX.1 Subject to Clause 9.3, each Party shall keep confidential all Confidential Information and shall not disclose it to any third party or use it for other purposes than for the purposes of this Agreement.

IX.2 No Party will make a press release or another public announcement related to this Agreement or the transactions contemplated herein except:

IX.2.1 with the written approval of the other Party, except as otherwise required by applicable law; or

IX.2.2 any announcement required by any applicable laws (provided that, unless such consultation is prohibited by applicable laws, it is made only after consultation with the Purchaser or the Seller, as the case may be).

IX.3 A Party may disclose any Confidential Information:

IX.3.1 to such employees, professional advisers, consultants, or officers of itself and its shareholders and any Affiliate of such Party as is reasonably necessary to advise on this Agreement, or to facilitate the transactions provided for in this Agreement, provided the disclosing Party procures that any person to whom the information is disclosed keeps it confidential and adheres to the provisions of this Clause IX. as if it were that Party; or

IX.3.2 with the other Party's written consent; or

IX.3.3 to the extent that the disclosure is required:

(a) by applicable law;

(b) to or by any recognised stock exchange; or

(c) to protect the disclosing Party's interest in any legal proceedings;

but will use reasonable endeavours to consult the other Party and to take into account any reasonable requests it may have received in relation to the disclosure before making it.

IX.4   The provisions of this Clause IX. will continue to have effect for the period of 2 (two) years from the Closing Date.

X.
NOTICES AND COMMUNICATION

X.1   Any notice or other document to be served under this Agreement may be delivered by hand, by reputable international or local courier or sent by recorded delivery post or via databox to, in respect of each of the Purchaser and the Seller, its respective address set forth below and shall be sent also by e-mail for informative purposes:

(a)   if addressed to the **Seller**:

Attention to: Jan Barta

Address: Pale Fire Capital SE, Žatecká 55/14, 110 00 Praha 1, Czech Republic

Databox: uiw7re2

Email: jb@palefire.com

(b)   if addressed to the **Purchaser**:

Attention to: Mr. Martin Trpak

Address: Ruzova 948/14, 11000 Praha 1, Czech Republic

Databox: emt8ujw

Email: pale@winstor.cz

or at such other post, databox or email address as a Party may have notified to the other Party in writing in accordance with this Clause.

X.2   Any notice or document shall be deemed to have been served at the time of delivery

X.3   This Agreement and all notices or formal communications under or in connection with this Agreement shall be in English.

XI.
FINAL PROVISIONS

XI.1   This Agreement is valid and effective upon its signing by the Parties.

XI.2   Each Party shall co-operate, at its own cost and expense, with the other on the request of the other to give full effect to this Agreement. In addition, each Party shall execute such documents and take such further actions as may be reasonably requested by the other Party to carry out the provisions of this Agreement and the transactions contemplated in this Agreement, and to obtain in a timely manner all necessary waivers, consents and approvals to effect all necessary registrations and filings.

XI.3   Each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and performance of this Agreement.

XI.4   This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and, unless stated otherwise, replaces all previous agreements and arrangements between the Parties with respect to the subject matter hereof.

XI.5   This Agreement may be only amended by written amendments executed by Parties. This shall equally apply to any amendment or variation of the terms set out in the preceding sentence.

XI.6   No Party shall be entitled to assign this Agreement or any rights, interests or obligations arising hereunder without the prior written consent of the other Party.

XI.7   This Agreement, including related non-contractual obligations, shall be governed by and shall be construed in accordance with the laws of the Czech Republic.

XI.8   In the event of any dispute, controversy or claim between the Parties arising out of or in connection with this Agreement, including, without limitation, the breach, termination or invalidity thereof (a "**Dispute**"), the Parties shall use all reasonable endeavours to negotiate with a view to resolving the Dispute on an amicable basis. If one Party serves a formal written notice on the other Party that a Dispute has arisen (a Dispute Notice) and the Parties are unable to resolve the Dispute amicably within a period of thirty (30) days from the service of the Dispute Notice (or such longer period as the parties may mutually agree), then the Dispute may be referred to relevant court in accordance with Clause 11.9 below.

XI.9   All disputes arising out of this Agreement or related to its violation, termination or nullity shall be finally settled by relevant court of the Czech Republic.

XI.10   This Agreement has been executed in 4 (four) counterparts in English language. Each Party shall receive 1 (one) counterpart and each of IB CE and IB IE shall receive 1 (one) counterpart.

IN WITNESS WHEREOF, the Parties have duly attached their signatures on the day, month and year set forth below.

In Prague, on Dec 8ᵗʰ 2022

The Seller   The Purchaser

Mr. Jan Barta   **Pale Fire Capital SICAV a.s.**





Martin Trpak
Authorised representative
Winstor investicni spolecnost a.s.
Member of the Board of Directors

SHARE TRANSFER AGREEMENT

concluded between

Pale Fire Capital SE

and

Pale Fire Capital SICAV a.s.

on Dec 8th 2022

CONTENTS

THIS SHARE TRANSFER AGREEMEN   **T (HEREINAFTER REFERRED TO AS THE "AGREEMENT") IS ENTERED INTO ON [●] BETWEEN:**

(1)   **Pale Fire Capital SE**, a company incorporated under the laws of the Czech Republic, Czech company ID no.: 041 65 918, with registered seat at Žatecká 55/14, Josefov, 110 00 Praha 1, the Czech Republic, registered by the Municipal Court in Prague under file no. H 1606 (**"Seller"**);

        and

(2)   **Pale Fire Capital SICAV a.s.**, a company incorporated under the laws of the Czech Republic, Czech company ID no.: 176 04 125, with registered seat at Žatecká 55/14, Josefov, 110 00 Praha 1, the Czech Republic, registered by the Municipal Court in Prague under file no. B 27645, acting for and on behalf of its sub-fund Pale Fire Growth podfond (**"Purchaser"**);

        (the Seller and the Purchaser hereinafter jointly referred to as the **"Parties"** and each of them individually as the **"Party"**);

RECITALS:

(A)   The Seller owns 1,606,408 common shares of the company Groupon, Inc., publicly tradable on NYSE (GRPN), held in the asset account No. U7109204 administered by IB CE (as defined below) (**"Shares"**), and wishes to sell the Shares to the Purchaser under the terms and subject to the conditions set out in this Agreement;

(B)   The Purchaser wishes to purchase Shares from the Seller under the terms and subject to the conditions set out in this Agreement (**"Transfer"**);

(C)   The Shares are freely transferable.

NOW, THEREFORE, in consideration of the above premises, the Parties hereby agree as follows:

I.
DEFINITIONS AND INTERPRETATIONS

I.1   In this Agreement, except where the context requires otherwise, the following terms and expressions shall have the following meanings:

Affiliate	in relation to any person shall mean (i) any person Controlling that person, (ii) any person Controlled by such person, or (iii) any person under common Control with that person;
Agreement	shall mean this agreement, including Recitals;
Business Day	shall mean any day on which banks in the Czech Republic are open to the public;
Civil Code	shall mean Czech Act No. 89/2012 Coll., the Civil Code, as amended;
Closing	shall mean completion of the sale and purchase of the Shares in accordance with this Agreement;
Closing Date	shall mean the date on which Closing occurs;
Confidential Information	shall mean (i) the subject matter and terms and conditions of this Agreement and the negotiations relating to and concerning this Agreement, (ii) confidential information about the other Party (and its Affiliates). Confidential information does not include information that (i) is in or comes into the public domain (other than through unapproved public disclosure or

	usage), or (ii) is provided to the Parties by a third party with rights related to this information, including the right to dispense with such or make it publicly available;
Control	shall mean the ability of one person to determine that the affairs of another person are conducted in accordance with the wishes of the first by way of (i) the holding of shares; and/or (ii) the possession of voting rights (in each case whether directly or indirectly), and "**Controlled**" and "**Controlling**" shall be construed accordingly;
Encumbrance	shall mean any pledge, attachment, option, restriction, retention of title, title transfer (whether or not by way of security), right of first refusal, right of pre-emption, or any other third party right or interest and any other encumbrance or security right or interest of any kind or other type of preferential arrangement with a similar effect, or an agreement or arrangement purporting to create any of the foregoing. The verb "to encumber" shall be interpreted in the same manner;
IB CE	shall mean Interactive Brokers Central Europe Zrt., a company incorporated under the laws of Hungary having its registered office at Madách Imre út 13-14, 1075 Budapest, Hungary;
IB IE	shall mean Interactive Brokers Ireland Limited, a company incorporated under the laws of Ireland having its registered office at 10 Earlsfort Terrace, Dublin 2 D02 T380, Ireland;
NYSE	shall mean New York Stock Exchange;
Purchase Price	shall have the meaning ascribed to it in Clause 3.1;
Purchaser's Asset Account	shall mean asset account No. U9884507 administered by IB IE, held by the Purchaser;
Purchaser's Warranty(ies)	shall mean the representations and warranties listed in Clause 6.1;
Seller's Bank Account	shall mean bank account of the Seller No. 8098022, maintained by Česká spořitelna a.s. or any other account communicated by the Seller to the Purchaser;
Seller's Knowledge	shall mean the actual knowledge of the Seller as of the Closing Date;
Seller's Warranty(ies)	shall mean the representations and warranties listed in Clause 6.1;
Shares	shall mean shares that are the subject of the sale according to this Agreement, specified in Recitals (A);
Signing Date	shall mean the date of this Agreement;
Transfer	shall have the meaning ascribed to it in Recitals (B).

I.2 Unless otherwise follows from the context, a reference to an Article, Clause or Sub-clause is a reference to article, clause or sub-clause of this Agreement.

I.3 The headings in this Agreement are for convenience only and do not affect its interpretation.

I.4 Except where the context requires otherwise:

I.4.1 words denoting the singular include the plural and vice versa;

I.4.2 any reference to "person" (which for the purposes of this Agreement shall include individuals, bodies corporate, unincorporated associations, partnerships, governments) includes individuals and legal entities;

I.4.3   the words "include", "including" and "in particular" do not connote limitation in any way;

I.4.4   references to times of the day are (unless otherwise expressly provided) to time in Prague, Czech Republic.

I.5   Where reference is made that a Party hereunder is obliged to "cause" a third party to provide performance to a Party (or is similarly obliged to "procure" or "ensure" that a third party shall perform or shall refrain from any action), such arrangement shall be interpreted to mean that based on the same, the respective Party undertakes that the third party shall fulfil whatever was agreed within the meaning of the Civil Code, and the obliging Party shall compensate the other Party for any damage incurred by them in the absence of fulfilment..

I.6   Provided that any Party has a right or an obligation to make an offer, call, notification or any similar written act, it shall be deemed that its content shall be irrevocable and irreversible without the consent of its addressee after its delivery.

II.
SALE AND PURCHASE OF SHARES

II.1   Subject to the terms and conditions of this Agreement, at Closing, the Seller shall hereby sell the Shares, free from all Encumbrances, and transfer full and unlimited legal title to the Shares to the Purchaser together with all associated rights and benefits attaching or accruing to them on or after the Closing Date.

II.2   The Purchaser hereby purchases the Shares and acquires full and unlimited legal title to the Shares from the Seller and undertakes to pay to the Seller the Purchase Price specified in Clause III.

III.
PURCHASE PRICE

III.1   The total aggregate purchase price to be paid by the Purchaser to the Seller in consideration for the Shares shall be determined as the closing price of all Shares achieved at the NYSE on the last Business Day preceding the Closing Date, denominated in USD (United States Dollars) ("**Purchase Price**").

III.2   The Purchase Price shall be paid to the Seller by the Purchaser within [10 (ten) Business Days] from the Closing Date by wire transfer free of any costs and charges.

III.3   The Purchase Price shall be deemed to have been paid on the date on which it is credited to the Seller's Bank Account or, in case of any set-off, when any such set-off becomes effective.

IV.
CLOSING

IV.1   Closing shall take place at the offices of Pale Fire SICAV at 11.00 am on 8th December 2022 unless the Parties agree in writing on any other place or time.

IV.2   At the Closing Date, the following actions shall be taken by the Parties and [IBIL] in the order outlined below, whereby completion of each of these actions shall constitute a condition precedent in relation to the following action:

IV.2.1   execution of (i) the Seller' instruction to IB CE to transfer the Shares from the Seller's Assets Account to the Purchaser's Assets Account and (ii) the Purchaser's instruction to IB IE to credit them to the Purchaser's Assets Account in accordance with this Agreement;

IV.2.2 IB CE and IB IE to confirm acceptance of instructions under Clause 4.2.1, including one counterpart of this Agreement.

IV.3 The Seller is obliged to provide the Purchaser with any necessary cooperation required to transfer the Shares to the Purchaser's Asset Account, and the Purchaser is obliged to provide the Seller with any necessary cooperation required to credit the Shares to the Purchaser's Asset Account.

IV.4 If any of the provisions of Clause 4.2 above is not complied with in all material respects by a Party, then without prejudice to any other remedies available, the other Party shall be entitled, in its discretion, to:

IV.4.1 specify a new date for Closing (being a Business Day not more than 5 (five) Business Days after the date of Closing, in which event the provisions of this Clause IV. (except for this Clause 4.4.1) shall apply to Closing so deferred; or

IV.4.2 terminate this Agreement, provided that such Party has previously invoked Clause 4.4.1 and the Closing has not occurred, in which case none of the Parties shall have any claim of any nature whatsoever against any of the other Parties under this Agreement (save in respect of any rights and liabilities of the Parties which have accrued prior to termination).

V.
SELLER'S WARRANTIES

V.1 The Seller hereby represents and warrants to the Purchaser that each of the below representations and warranties (the **"Seller's Warranties"**) are true as of the Signing Date and as of the Closing Date:

V.1.1 Legal Capacity and Authority: The Seller has full legal capacity to enter into this Agreement and perform his obligations thereunder. This Agreement has been duly authorized and executed by the Seller and constitutes valid, binding and enforceable obligations of the Seller;

V.1.2 Compliance with Laws: The entrance of the Seller into the Agreement and the performance of his obligations hereunder does not contravene or breach any law, legal regulation, order, judgment or decision made by any court, governmental or arbitration body binding on the Seller;

V.1.3 Bankruptcy: The Seller is not subject to (i) any insolvency, bankruptcy or other similar proceedings; or (ii) proceedings on enforcement of court or administrative decisions; nor (iii) to the Seller's Knowledge, do any circumstances exist that might give legal grounds for any person to take any action in respect of any of the above proceedings;

V.1.4 Free Transfer and Contractual Status: The Seller does not need any consent and/or permit to enter into this Agreement and/or to perform any and all acts contemplated herein, or such consent and/or permits, including the consent of the Seller's spouse, have been obtained. The Seller is not a party to any agreement or any other instrument under the terms and conditions of which the performance of the Agreement constitutes a default or termination event or precludes the Seller from due and timely performance of his obligations under the Agreement or any judgment outstanding against him;

V.1.5 Seller's Title to Shares: The Seller is the exclusive owner of the Shares and holds any and all rights attached thereto and arising out of the applicable laws. No separately transferable right has been separated from the Shares nor is any such right subject to any agreement (e.g. agreement on assignment of receivable(s)). The Shares are free and clear of any Encumbrances.

V.2 The Purchaser agrees to accept the Shares in the condition they are in on the Closing Date, based on its own inspection, examination and determination with respect thereto, without reliance upon any express or implied representations, warranties or information of any nature made or provided by the Seller or any employee, adviser, agent or other representative of the Seller, other than the Seller's Warranties. The Purchaser acknowledges that the Seller does not assume any disclosure or similar obligations in connection with the transactions contemplated hereby beyond the Seller's Warranties expressly contained in this Agreement.

V.3 Between the Signing Date and the Closing Date, the Seller shall disclose to the Purchaser any matter, fact or circumstance which arises and becomes known to the Seller during this period which constitutes, or which would constitute a breach of any of the Seller's Warranties or which would cause any of the Seller's Warranties to be untrue when repeated at the Closing Date.

VI.
PURCHASER'S WARRANTIES

VI.1 The Purchaser hereby represents and warrants to the Seller that each of the below representations and warranties (the "**Purchaser's Warranties**") are true as of the Signing Date and as of the Closing Date:

VI.1.1 Legal Capacity and Authority: The Purchaser is a company duly incorporated under laws of the Czech Republic and has full legal capacity to enter into this Agreement and perform its obligations thereunder. This Agreement has been duly authorized and executed by the Purchaser pursuant to its corporate documents and constitutes valid, binding and enforceable obligations of the Purchaser;

VI.1.2 Compliance with Laws: The entrance of the Purchaser into the Agreement and the performance of its obligations hereunder does not contravene or breach any law, legal regulation, order, judgment or decision made by any court, governmental or arbitration body binding on the Purchaser;

VI.1.3 Bankruptcy: The Purchaser is not subject to (i) any insolvency, bankruptcy or other similar proceedings or (ii) proceedings on enforcement of court or administrative decision; nor (iii) to the best of the Purchaser's knowledge, do any circumstances exist that might give any legal grounds for any person to take any action in respect of any above proceedings;

VI.1.4 Free Transfer and Contractual Status: The Purchaser does not need any consent and/or permit to enter into this Agreement and/or to perform any and all acts contemplated herein, or such consent and/or permits, have been obtained. The Purchaser is not a party to any agreement or any other instrument under the terms and conditions of which the performance of the Agreement constitutes a default or termination event or precludes the Purchaser from due and timely performance of its obligations under the Agreement or any judgment outstanding against it.

VI.2 Between the Signing Date and the Closing Date, the Purchaser shall disclose to the Seller any matter, fact or circumstance which arises and becomes known to the Purchaser during this period which constitutes, or which would constitute a breach of any of the Purchaser's Warranties or which would cause any of the Purchaser's Warranties to be untrue when repeated at the Closing Date.

VII.
BREACH OF WARRANTIES

VII.1 If any of the Seller's Warranties is or proves to be untrue or incorrect as of the time when given, the Seller undertakes, upon the Purchaser's written request, to remedy in full the defective state within a reasonable period granted by the Purchaser, which may not be less than twenty (20) Business Days, provided that the defective is remediable.

VII.2   If the breach of the Seller's Warranties is not remediable or is not fully remedied by the Seller in accordance with Clause 7.1 within twenty (20) Business Days following the receipt of the written request by the Purchaser, the Purchaser is entitled to compensation from the Seller equal to the amount of any loss incurred by the Purchaser as a result of any Seller's Warranty being untrue, inaccurate or misleading.

VII.3   Clauses 7.1 and 7.2 shall apply to any breach of the Purchaser's Warranties, *mutatis mutandis*.

VIII.
TERMINATION

VIII.1   Except for the express right of termination contained in Clause 4.4.2, it is agreed that neither Party shall be entitled to withdraw from this Agreement or otherwise terminate this Agreement, other than by a mutual agreement of the Parties, and the Parties exclude, to the maximum extent possible, the right of any Party to withdraw or otherwise terminate this Agreement.

IX.
CONFIDENTIALITY

IX.1   Subject to Clause 9.3, each Party shall keep confidential all Confidential Information and shall not disclose it to any third party or use it for other purposes than for the purposes of this Agreement.

IX.2   No Party will make a press release or another public announcement related to this Agreement or the transactions contemplated herein except:

IX.2.1   with the written approval of the other Party, except as otherwise required by applicable law; or

IX.2.2   any announcement required by any applicable laws (provided that, unless such consultation is prohibited by applicable laws, it is made only after consultation with the Purchaser or the Seller, as the case may be).

IX.3   A Party may disclose any Confidential Information:

IX.3.1   to such employees, professional advisers, consultants, or officers of itself and its shareholders and any Affiliate of such Party as is reasonably necessary to advise on this Agreement, or to facilitate the transactions provided for in this Agreement, provided the disclosing Party procures that any person to whom the information is disclosed keeps it confidential and adheres to the provisions of this Clause IX. as if it were that Party; or

IX.3.2   with the other Party's written consent; or

IX.3.3   to the extent that the disclosure is required:

(a) by applicable law;

(b) to or by any recognised stock exchange; or

(c) to protect the disclosing Party's interest in any legal proceedings;

but will use reasonable endeavours to consult the other Party and to take into account any reasonable requests it may have received in relation to the disclosure before making it.

IX.4 The provisions of this Clause IX. will continue to have effect for the period of 2 (two) years from the Closing Date.

X.
NOTICES AND COMMUNICATION

X.1 Any notice or other document to be served under this Agreement may be delivered by hand, by reputable international or local courier or sent by recorded delivery post or via databox to, in respect of each of the Purchaser and the Seller, its respective address set forth below and shall be sent also by e-mail for informative purposes:

(a) if addressed to the **Seller**:

Attention to: Pale Fire Capital SE

Address: Žatecká 55/14, 110 00 Praha 1, Czech Republic

Databox: n245j3y

Email: jb@palefire.com

(b) if addressed to the **Purchaser**:

Attention to: Mr. Martin Trpak

Address: Ruzova 948/14, 11000 Praha 1, Czech Republic

Databox: emt8ujw

Email: pale@winstor.cz

or at such other post, databox or email address as a Party may have notified to the other Party in writing in accordance with this Clause.

X.2 Any notice or document shall be deemed to have been served at the time of delivery

X.3 This Agreement and all notices or formal communications under or in connection with this Agreement shall be in English.

XI.
FINAL PROVISIONS

XI.1 This Agreement is valid and effective upon its signing by the Parties.

XI.2 Each Party shall co-operate, at its own cost and expense, with the other on the request of the other to give full effect to this Agreement. In addition, each Party shall execute such documents and take such further actions as may be reasonably requested by the other Party to carry out the provisions of this Agreement and the transactions contemplated in this Agreement, and to obtain in a timely manner all necessary waivers, consents and approvals to effect all necessary registrations and filings.

XI.3 Each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and performance of this Agreement.

XI.4 This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and, unless stated otherwise, replaces all previous agreements and arrangements between the Parties with respect to the subject matter hereof.

XI.5 This Agreement may be only amended by written amendments executed by Parties. This shall equally apply to any amendment or variation of the terms set out in the

preceding sentence.

XI.6 No Party shall be entitled to assign this Agreement or any rights, interests or obligations arising hereunder without the prior written consent of the other Party.

XI.7 This Agreement, including related non-contractual obligations, shall be governed by and shall be construed in accordance with the laws of the Czech Republic.

XI.8 In the event of any dispute, controversy or claim between the Parties arising out of or in connection with this Agreement, including, without limitation, the breach, termination or invalidity thereof (a "**Dispute**"), the Parties shall use all reasonable endeavours to negotiate with a view to resolving the Dispute on an amicable basis. If one Party serves a formal written notice on the other Party that a Dispute has arisen (a Dispute Notice) and the Parties are unable to resolve the Dispute amicably within a period of thirty (30) days from the service of the Dispute Notice (or such longer period as the parties may mutually agree), then the Dispute may be referred to relevant court in accordance with Clause 11.9 below.

XI.9 All disputes arising out of this Agreement or related to its violation, termination or nullity shall be finally settled by relevant court of the Czech Republic.

XI.10 This Agreement has been executed in 4 (four) counterparts in English language. Each Party shall receive 1 (one) counterpart and each of IB CE and IB IE shall receive 1 (one) counterpart.

IN WITNESS WHEREOF, the Parties have duly attached their signatures on the day, month and year set forth below.

In Prague, on Dec 8th 2022

The Seller	The Purchaser
Pale Fire Capital SE	**Pale Fire Capital SICAV a.s.**
Petr Krajíček **Member of the Board**	Martin Trpak Authorised representative Winstor investicni spolecnost a.s. **Member of the Board of Directors**



